

Mailstop 3233

November 15, 2016

Via E-mail
Liu Xiangyao
Chief Executive Officer
Yangtze River Development Limited
183 Broadway, Suite 5
New York, NY 10007

>   **Re: Yangtze River Development Limited**
>   **Amendment No. 6 to Registration Statement on Form S-1**
>   **Filed October 24, 2016**
>   **File No. 333-209579**

Dear Mr. Liu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2016 letter.

Cover page

1.   We note that you have checked the box indicating that the securities are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act. However, you have removed from "Item 17. Undertakings" the undertakings required by Item 512(a) of Regulation S-K for offerings pursuant to Rule 415. Please advise.

Risk Factors, page 6

2.   We note your disclosure on pages 30-31 and elsewhere in the prospectus regarding the transaction with Armada. Please include risk factor disclosure specifically addressing the material risks of this transaction. By way of example only, to the extent material, please address risks relating to consequences of the counterparties' failure to perform under the

Armada Agreement, the control Wight may exercise over the company as a result of its stock ownership therein, and dilution from the issuance of shares under the Armada Agreement.

Description of Business

Armada Financing, page 30

3.   Please revise your disclosure to describe the basis for the minimum value of $10 per unit for the membership units in Wight to be issued to the company and the value of $8.33 per share of the company's common stock for the up to 60 million shares to be issued to Wight. Please also revise to clarify into how many limited partnership units in Armada LP the membership units in Wight will be converted. Additionally, please revise to describe how you determined the value of the limited partnership units in Armada LP you expect to ultimately receive.

4.   Please also revise your disclosure to describe how you determined that the $500 million promissory note you plan to issue to Wight would be convertible into 50 million shares of your common stock. Please also revise to disclose at whose option the promissory note may be converted into shares of your common stock.

5.   Please revise to describe the steps you expect Wight to take to procure up to $1 billion in construction financing. Additionally, please revise to clarify who the obligor on the debt will be.

Consolidated Financial Statements for the Nine Months Ended September 30, 2016 and 2015

20. Subsequent Event, page F-38

6.   Please revise your disclosure here, and throughout your document, to clearly state that the company will not receive any cash at closing of the Armada Transaction. Also please clarify throughout your disclosure that Armada and its affiliates have been engaged to assist the company in acquiring construction financing *up to* $1 billion over a five year period. Finally, please revise your disclosure to state, if true, that there is no guarantee that the company and its advisors will be successful in securing financing.

7.   Please tell us whether your acquisition of shares of Wight International Construction LLC is considered probable and the basis for your conclusions. To the extent the acquisition is considered probable, please tell us how you considered the guidance in Item 3-05 of Regulation S-X in determining that audited financial statements of Wight International Construction would not be required. Your response should include a discussion of whether the company is acquiring a controlling interest, or an equity method investment in Wight International Construction LLC and the basis for your conclusions. Finally, please tell us how you have evaluated the guidance in Article 11 of Regulation S-X in

determining you would not be required to include pro forma financial statements in your filing to reflect the impact of the transaction.

You may contact Wilson Lee at (202) 551-3468 or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann at (202) 551-3207 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: John O'Leary
        Lucosky Brookman